Exhibit 21.0
List of Subsidiaries and Jurisdictions

Name of Subsidiary	Jurisdiction of Organization

Pernix-Niger	Niger, Africa
Pernix-Serka Joint Venture- legal Limited Partnership	United States, Illinois
Pernix/SHBC Joint Venture	United States, Illinois
Pernix Techical Works	Dubai, United Arab Emirates
Pernix (Fiji), Limited	Fiji
Vanuatu Utilities and Infrastructure Ltd	Vanuatu
Pernix-Serka Azerbaijan LLC	Azerbaijan
Pernix-Serka JV LLC, Sierra Leone	Sierra Leone
Pernix Group, Inc. Kurdistan	Kurdistan Region of Iraq
Pernix Guam LLC	Guam
Pernix LTC LLC	United States, Illinois
Pernix RE, LLC	United States, Illinois
Pernix PNG, LTD	Papa New Guinea
Pernix Kaseman LLC	United States, Delaware
Pernix Solomon Islands Ltd	Solomon Islands
Pernix MAP, Ltd	Samoa
Pernix Building Group, LLC	United States, Delaware
Pernix Construction, LLC	United States, Illinois